Press Release

Kingtone Wirelessinfo Solution Holding Ltd

Announces Reverse Stock Split

Xi’an, China, November 5, 2012 - Kingtone Wirelessinfo Solution Holding Ltd (NASDAQ: KONE) ("Kingtone", or the "Company"), a China-based developer and provider of mobile enterprise solutions, today announced that its Board of Directors has approved a combination, or reverse split of the ordinary shares currently issued by the Company at par value of $0.001 per share such that the Company shall issue one (1) ordinary share (each, “New Share,” collectively “New Shares”) for every ten (10) ordinary shares held by its members (“Old Shares”) (the “Reverse Split”).

The Reverse Split is expected to be effective November 6, 2012.  The par value of each New Share will be $0.01, equal to the aggregate of the par value of ten Old Shares combined. The ratio between each American Depositary Share (“ADS”) and its underlying ordinary share post-Reverse Split remains the same, namely, one ADR remains to represent one New Share.

The Company’s ADSs will be trading under the new CUSIP number 496880105 upon the effectiveness of the Reverse Split. No change will be made to the trading symbol except a “D” will be added on the ticker symbol once the Reverse Split is effective and will be removed 30 days thereafter.

As a result of the Reverse Split, the price of the ADS is expected to automatically increase proportionally. Although the purpose of this Reverse Spit is to maintain the continued listing of the ADSs on NASDAQ, the Company can give no assurance that this goal will be achieved.

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (KONE) is a China-based developer and provider of mobile enterprise solutions. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit Kingtone’s website at http: www.kingtoneinfo.com. The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as "may," "could," "would," "plan," "anticipate," "believe," "estimate," "predict," "potential," "expects," "intends", "future" and "guidance" or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management's current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company's control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on 20-F, as amended. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Yao Ti:
Tel:  +86-29-8826-6383
Email: tiyao@kingtoneinfo.com